District Samples up to 253.0 g/t Silver, 22.8% Zinc, and 8.6% Lead

on the Svärdsjö Property

Vancouver, B.C.	January 10, 2022

January 10, 2022 - District Metals Corp. (TSX-V: DMX) (FRA: DFPP); ("District" or the "Company") is pleased to report on assay results from grab and chip rock samples recovered from geological fieldwork carried out in late-2021 at its polymetallic Svärdsjö Property in the Bergslagen Mining District of south-central Sweden. This fieldwork consisted of reconnaissance prospecting and geochemical sampling at some of the historical mines and showings along a four kilometer mineralized trend within the 1,037 hectare Svärdsjö Property.

Garrett Ainsworth, CEO of District, commented: "These assay results from Svärdsjö show very high grades of polymetallic mineralization which supports the exceptional potential of the property.  Significant mineralization remains open beneath and southwest of the historic Svärdsjö and Kompanigruvan Mines, which represents walk up drill targets.  Also importantly, numerous other historic mines and showings are strewn across the Svärdsjö Property that appear to have seen little to no modern work.  In particular, the Stormyrgruvan showing returned exceptionally high silver-zinc-lead values from a mine dump rock sample, which is especially impressive given the location and size of this showing where no records of modern exploration exist.  We are keen to obtain the interpreted data from our recently flown SkyTEM 312 HP electromagnetic and magnetic survey at Svärdsjö, which will provide important layers of information to advance existing targets and identify new targets."

Rock Sample Assay Highlights

• Chip sampling from outcrop at the Kompanigruvan Pit returned 37.3% ZnEq1 (253.0 g/t Ag, 22.8% Zn, 8.6% Pb, 0.1 g/t Au, and 0.02% Cu).  Kompanigruvan is a southwest extension of the historic Svärdsjö Mine where mine maps show that polymetallic mineralization at Kompanigruvan remains open at depth and to the southwest.

• Grab sampling from mine dumps at the Stormyrgruvan showing returned 29.0% ZnEq1 (133.0 g/t Ag, 15.7% Zn, 7.8% Pb, 0.1 g/t Au, and 1.0% Cu).  Stormyrgruvan remains open in all directions with no record of historic drilling.

• Grab sampling from a historic pit at the Hagsfallgruvan showing returned 18.3% ZnEq1 (58.2 g/t Ag, 9.8% Zn, 7.1% Pb, 0.1 g/t Au, and 0.2% Cu).  Hagsfallgruvan remains open in all directions with no record of historic drilling.

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3
Telephone: (604) 288-4430

Rock sample locations are shown in Figure 1, and rock assay results are shown in Table 1.

Historical records show that mining on the Svärdsjö Property commenced during the 15th century, and the Svärdsjö deposit itself was mined from the mid-1700's until 1989. There is excellent potential for extensions of the known polymetallic mineralization at the Svärdsjö and Kompanigruvan mines, and for new mineralization to be discovered within the Svärdsjö Property2.

Exploration drilling was conducted by Boliden at the Svärdsjö Mine after it closed in 1989, which revealed a continuation of the Svärdsjö deposit and Kompanigruvan at depth and to the southwest as two separate polymetallic bodies named the Fäbodgruvan and Vilnäset zones (Figure 2).  The polymetallic mineralization at these zones consists of sphalerite (zinc), galena (lead and silver), and chalcopyrite (copper and gold), which remains open2.

In November 2021, District Metals retained SkyTEM Surveys ApS based out of Denmark to undertake a detailed heliborne SkyTEM312 HP (transient electromagnetic - high power) and magnetic survey over the Svärdsjö Property.  Electromagnetic and magnetic data from this airborne survey is currently being interpreted and will be reported on when completed.  This is the first step of exploration at Svärdsjö that will be followed by detailed geological fieldwork in order to prioritize drill targets.

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3
Telephone: (604) 288-4430

Figure 1: Rock Sample Locations and Assays on Svärdsjö Property

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3
Telephone: (604) 288-4430

Table 1: Svärdsjö Rock Assay Results

Mine or Showing	Sample Type	Comments	Ag (g/t)	Zn (%)	Pb (%)	Au (g/t)	Cu (%)	AgEq (g/t)	ZnEq (%)
Stormyrgruvan	Grab	Historic mine waste pile with massive sulphide rich boulders dominated by pyrrhotite-sphalerite-galena-chalcopyrite.	133.00	15.65	7.84	0.12	1.04	1,123.12	28.97
Boviksgruvan	Grab	Historic pit with weak mineralization including trace/disseminated pyrite-chalcopyrite along main foliation. Host rock is skarned with some amphibole-garnets.	7.90	0.14	0.02	0.11	0.77	101.61	2.62
Kompanigruvan	Grab	Massive sulphide rock with galena and pyrite-pyrrhotite disseminations/impregnations and sphalerite.	54.70	11.95	4.73	0.04	0.10	694.09	17.90
Kompanigruvan	Chip	Contact between fine grained felsic volcanic ash-chlorite schist/talc-mineralized zone impregnations of pyrite-chalcopyrite-skarn after limestone-marble. Mineralization is at contact with chlorite schist with massive galena-sphalerite.	253.00	22.80	8.64	0.11	0.02	1,446.86	37.32
Koppargruvan	Grab	Multiple dumps and small mine workings. Mainly magnetite-pyrrhotite dominated as semi-massive or veins. Local boulder with disseminated chalcopyrite associated with massive pyrrhotite-magnetite.	3.60	0.14	0.01	0.16	0.76	101.07	2.61
Hagfallsgruvan	Grab	Historic pit 4 m x 4 m with significant galena and lesser chalcopyrite in amphibole skarn.	58.20	9.75	7.10	0.10	0.21	711.12	18.34
Martengasgruvan	Grab	Historic mine waste pile with disseminated pyrrhotite-chalcopyrite hosted by a mafic rock with local garnets.	16.25	0.09	0.02	0.02	0.93	113.72	2.93

Notes:

  Grab samples were recovered from mine dump piles, and chip samples were recovered from outcrop.
  Rock grab samples are selective samples by nature and as such are not necessarily representative of the mineralization hosted across the Property.
  Metal prices used in USD for the AgEq and ZnEq calculations were based on Ag $15.00/oz, Au $1650/oz, Cu $2.15/lb, Zn $0.85/lb, and Pb $0.75/lb.
  AgEq equals = Ag g/t + (Au g/t × 110) + (Cu% × 98.286) + (Zn% × 38.857) + (Pb% × 34.286)
  ZnEq = Zn% + (Ag g/t × 0.0257) + (Au g/t x 2.831) + (Cu% × 2.529) + (Pb% × 0.882)
  The use of AgEq and ZnEq is for exploration purposes, and no adjustments were made for metal recovery.

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3
Telephone: (604) 288-4430

Figure 2: Cross Section Facing Northeast at the Fäbodgruvan and Vilnäset Zones2

NW
SE
SVASJ269
SVASJ265
SVASJ279
SVASJ281
SVASJ270
Fäbodgruvan mineralisation
Vilnäset mineralisation
Sharp alteration boundary
100 m
Sample alteration
Strongly altered (AI>70)
Less altered (AI<70)
Calc-silicate rock
Alteration zones
Mineralisation
Calc-silicate zone
Strong chlorite zone
Sericite zone
Intense chlorite zone
Least altered zone

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3
Telephone: (604) 288-4430

References

1 Metal prices used in USD for the ZnEq calculation were based on Ag $15.00/oz, Au $1650/oz, Cu $2.15/lb, Zn $0.85/lb, and Pb $0.75/lb.  ZnEq equals = Zn% + (Ag g/t × 0.0257) + (Au g/t x 2.831) + (Cu% × 2.529) + (Pb% × 0.882).  The use of ZnEq is for exploration purposes, and no adjustments were made for metal recovery.

2 A. Fahlvik, 2018: Hydrothermal alteration and lithogeochemical marker units at the Svärdsjö Zn-Pb-Cu deposit, Bergslagen, Sweden, and their implication for exploration.

Technical Information

All scientific and technical information in this news release has been prepared by, or approved by Garrett Ainsworth, PGeo, President and CEO of the Company.  Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

The grab and chip samples reported in this news release were recovered from mine dump piles and outcrops, respectively.  A total of seven rock samples were transported to ALS Geochemistry in Malå, Sweden for preparation, and subsequently pulps were sent to ALS Geochemistry in Ireland (an accredited mineral analysis laboratory) for analysis.  Samples were analyzed using a multi-element ultra trace method combining a four-acid digestion with ICP-MS analytical package ("ME-MS61"). Over limit sample values were re-assayed for: (1) values of copper >1%; (2) values of zinc >1%; (3) values of lead >1%; and (4) values of silver >100 g/t using the high-grade material ICP-AES analytical package ("ME-OG62").  Additional over limit sample values were re-assayed for: (1) values of zinc >30%; (2) values of lead >20% using the high precision analysis of base metal ores AAS analytical package ("Zn, Pb-AAORE").  Gold, platinum, and palladium were analyzed using the 30 g lead fire assay with ICP-AES finish analytical package ("PGM-ICP23"). Certified standards, blanks, and duplicates were inserted into the sample shipment to ensure integrity of the assay process. Selected samples were chosen for duplicate assay from the coarse reject and pulps of the original sample. No QA/QC issues were noted with the results reported.

Some of the data disclosed in this news release is related to historical drilling results. District has not undertaken any independent investigation of the sampling nor has it independently analyzed the results of the historical exploration work in order to verify the results. District considers these historical drill results relevant as the Company is using this data as a guide to plan exploration programs. The Company's current and future exploration work includes verification of the historical data through drilling.

Mr. Ainsworth has not verified any of the information regarding any of the properties or projects referred to herein other than the Svärdsjö Property. Mineralization on any other properties referred to herein is not necessarily indicative of mineralization on the Svärdsjö Property.

About District Metals Corp.

District Metals Corp. is led by industry professionals with a track record of success in the mining industry. The Company's mandate is to seek out, explore, and develop prospective mineral properties through a disciplined science-based approach to create shareholder value and benefit other stakeholders.

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3
Telephone: (604) 288-4430

The advanced exploration stage Tomtebo Property is located in the Bergslagen Mining District of south-central Sweden is the Company's main focus. Tomtebo comprises 5,144 ha and is situated between the historic Falun Mine and Boliden's Garpenberg Mine that are located 25 km to the northwest and southeast, respectively. Two historic polymetallic mines and numerous polymetallic showings are located on the Tomtebo Property along an approximate 17 km trend that exhibits similar geology, structure, alteration and VMS/SedEx style mineralization as other significant mines within the district. Mineralization that is open at depth and along strike at the historic mines on the Tomtebo Property has not been followed up on, and modern systematic exploration has never been conducted on the Property.

For further information on the Tomtebo Property, please see the technical report entitled "NI 43-101 Update Technical Report on the Tomtebo Project, Bergslagen Region of Sweden" dated effective October 15, 2020 and amended and restated on February 26, 2021, which is available on SEDAR at www.sedar.com.

On Behalf of the Board of Directors
"Garrett Ainsworth"
President and Chief Executive Officer

(604) 288-4430

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding "Forward-Looking" Information.

This news release contains certain statements that may be considered "forward-looking information" with respect to the Company within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved" and any similar expressions. In addition, any statements that refer to expectations, predictions, indications, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding future events.  Forward-looking statements in this news release relating to the Company include, among other things, statements relating to the Company's planned exploration activities, including its drill target strategy and next steps for the Tomtebo Property; the company's interpretations and expectations about the mineralization of the Tomtebo Mine; the Company's belief that the numerous gravity high anomalies identified at the historic Tomtebo Mine provide immense expansion potential; the Company's belief that the modeled gravity high anomalies at the historic Tomtebo Mine could correspond with polymetallic and/or iron sulphide mineralization, or a mafic unit; and the Company's belief that the gravity high anomaly located one kilometer to the northeast of the Tomtebo Mine represents a potential grassroots discovery opportunity with a modeled tonnage that compares with the historic production tonnage from the historic Falun Mine.

These statements and other forward-looking information are based on opinions, assumptions and estimates made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, as of the date of this news release, including, without limitation, assumptions about the reliability of historical data and the accuracy of publicly reported information regarding past and historic mines in the Bergslagen district; the Company's ability to raise sufficient capital to fund planned exploration activities, maintain corporate capacity and satisfy the exploration expenditure requirements required by the definitive purchase agreement between the Company and the vendor of the Tomtebo Property (the "Tomtebo Purchase Agreement") by the times specified therein; and stability in financial and capital markets.

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3
Telephone: (604) 288-4430

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks associated with the following: the reliability of historic data regarding the Tomtebo Property; the Company's ability to raise sufficient capital to finance planned exploration (including incurring prescribed exploration expenditures required by the Tomtebo Purchase Agreement, failing which the Tomtebo Property will be forfeited without any repayment of the purchase price); the Company's limited operating history; the Company's negative operating cash flow and dependence on third-party financing; the uncertainty of additional funding; the uncertainties associated with early stage exploration activities including general economic, market and business conditions, the regulatory process, failure to obtain necessary permits and approvals, technical issues, potential delays, unexpected events and management's capacity to execute and implement its future plans; the Company's ability to identify any mineral resources and mineral reserves; the substantial expenditures required to establish mineral reserves through drilling and the estimation of mineral reserves or mineral resources; the Company's dependence on one material project, the Tomtebo Property; the uncertainty of estimates used to calculated mineralization figures; changes in governmental regulations; compliance with applicable laws and regulations; competition for future resource acquisitions and skilled industry personnel; reliance on key personnel; title matters; conflicts of interest; environmental laws and regulations and associated risks, including climate change legislation; land reclamation requirements; changes in government policies; volatility of the Company's share price; the unlikelihood that shareholders will receive dividends from the Company; potential future acquisitions and joint ventures; infrastructure risks; fluctuations in demand for, and prices of gold, silver and copper; fluctuations in foreign currency exchange rates; legal proceedings and the enforceability of judgments; going concern risk; risks related to the Company's information technology systems and cyber-security risks; and risk related to the outbreak of epidemics or pandemics or other health crises, including the recent outbreak of COVID-19. For additional information regarding these risks, please see the Company's Annual Information Form, under the heading "Risk Factors", which is available at www.sedar.com. These factors and assumptions are not intended to represent a complete list of the factors and assumptions that could affect the Company. These factors and assumptions, however, should be considered carefully. Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Also, many of such factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. The forward-looking information is made as of the date of this news release, and the Company assumes no obligation to publicly update or revise such forward-looking information, except as required by applicable securities laws. All scientific and technical information contained in this news release has been prepared by or reviewed and approved by Garrett Ainsworth, PGeo, President and CEO of the Company. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

918-1030 West Georgia Street, Vancouver, BC, V6E 2Y3
Telephone: (604) 288-4430